UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 3 June 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
(the “Company”)
DEALING IN SECURITIES
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has awarded on 28 May 2019 (“the Award Date”),
Award effective 15 February 2019, Conditional Performance Shares to directors of the Company and major subsidiaries in terms of the Gold Fields Limited 2012 Share Plan (as amended) as set out below.
Performance Shares (PS) are conditionally awarded, based on a share price of R57.3756 being the 3 day VWAP of 27, 28, 29 February 2019.
The number of PS which may settle to a participant on vesting date
i.e. three years from effective date of the award, will be
determined by the company achieving pre-determined performance conditions as follows:
Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
Absolute TSR - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin – achievement of pre-determined FCFM target.
The number of shares to be settled will range from 0% to 200% of the initial conditional award.
Name
NJ HOLLAND
Position Director of Gold Fields Limited
No of PS awarded and accepted 163 966
Award Acceptance Date 28 May 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period
Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
R BARDIEN
Position Director of a Major
Subsidiaries: Gold Fields
Operations Limited, JFI Joint
Venture Holdings (Pty) Limited
and Gold Fields

No of PS awarded and accepted 69 117
Award Acceptance Date 29 May 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
M PREECE
Position Director of a Major
Subsidiaries: Gold Fields
Operations Limited, JFI Joint
Venture Holdings (Pty) Limited
and Gold Fields
No of PS awarded and accepted 60 276
Award Acceptance Date 28 May 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
L RIVERA
Position
Director of a Major
Subsidiaries: Director of a
Major Subsidiaries: Gold Fields
La Cima
No of PS awarded and accepted 176 981
Award Acceptance Date 28 May 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
NA CHOHAN
Position Director of a Major
Subsidiaries: Gold Fields
Operations Limited, JFI Joint
Venture Holdings (Pty) Limited
and Gold Fields
No of PS awarded and accepted 126 392
Award Acceptance Date 28 May 2019
Class of underlying security to                         Ordinary shares

which rights attach
Nature of transaction
Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
CW DU TOIT
Position Director of a Major
Subsidiaries: Gold Fields
Australia(Pty) Limited, GSM
Holding Company Limited
No of PS awarded and accepted 18 851
Award Acceptance Date 28 May 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
A MUNT
Position Director of a Major
Subsidiaries: Gold Fields
Australia(Pty) Limited, GSM
Holding Company Limited
No of PS awarded and accepted 17 566
Award Acceptance Date 28 May 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

31 May 2019
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 3 June 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer